Exhibit (d)(2)

SCHEDULE A
TO THE INVESTMENT ADVISORY AGREEMENT BETWEEN ACCESS ONE TRUST AND PROFUND ADVISORS LLC
AS OF SEPTEMBER 8, 2014

NAME OF FUND     COMPENSATION
(at Annual rate expressed as a percentage of average daily net assets of each Fund)1

Access Flex High Yield Fund Access VP High Yield Fund Access Flex Bear High Yield Fund

0.75%
0.75%
0.75%

PROFUND ADVISORS LLC,             ACCESS ONE TRUST,
a Maryland Limited liability company             a Delaware statutory trust

By: /s/ Michael L. Sapir	By: /s/ Todd B. Johnson
Michael L. Sapir Chairman and Chief Executive Officer	Todd B. Johnson President

1 All fees are computed daily and paid monthly.